          As filed with the Securities and Exchange Commission on April 25, 2001

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                            ------------------------
                            C-CUBE MICROSYSTEMS INC.
                        (Name of Subject Company--Issuer)
                            ------------------------
                            CLOVER ACQUISITION CORP.,
               a wholly-owned subsidiary of LSI Logic Corporation

                              LSI LOGIC CORPORATION
                        (Name of Filing Persons--Offeror)
                            ------------------------
                                  COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                   1250INI108
                      (CUSIP Number of Class of Securities)
                            ------------------------
                              DAVID G. PURSEL, ESQ.
                              LSI LOGIC CORPORATION
                             1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                            TELEPHONE: (408) 433-8000
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)
                              --------------------
                                   Copies to:
                             RICHARD E. CLIMAN, ESQ.
                              KEITH A. FLAUM, ESQ.
                              JAIMEE R. KING, ESQ.
                               COOLEY GODWARD LLP
                   FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL
                        PALO ALTO, CALIFORNIA 94306-2155
                            TELEPHONE: (650) 843-5000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

         CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY
         TRANSACTIONS TO WHICH THE STATEMENT RELATES:
[X]      Third-party tender offer subject to Rule 14d-1.
[ ]      Issuer tender offer subject to Rule 13e-4.
[ ]      Going-private transaction subject to Rule 13e-3.
[ ]      Amendment to Schedule 13D under Rule 13d-2.

[ ] CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER.

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the commencement of an offer by LSI Logic Corporation, a Delaware corporation ("LSI Logic"), through its wholly owned subsidiary, Clover Acquisition Corp., a Delaware corporation ("Purchaser"), to exchange outstanding shares of common stock, par value $0.001 per share, of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), for shares of common stock, par value $0.01 per share, of LSI Logic ("LSI Logic Common Stock"), based on the exchange ratio described in the Prospectus referenced below (the "Offer").

     The Offer is made pursuant to an Agreement and Plan of Reorganization, dated as of March 26, 2001, among LSI Logic, Purchaser and C-Cube, which contemplates the Offer and the merger of Purchaser into C-Cube (the "Merger"). LSI Logic has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended, relating to the shares of LSI Logic Common Stock to be issued to stockholders of C-Cube in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger (as may from time to time by amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) to this Schedule TO.

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by LSI Logic and Purchaser, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented as follows:

     On April 24, 2001, LSI Logic issued a press release announcing that on April 24, 2001, the Federal Trade Commission granted LSI Logic early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the Offer, and announcing that LSI Logic anticipates that the Registration Statement will be declared effective by the Securities and Exchange Commission on April 26, 2001. The press release is contained in Exhibit (a) (7) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

  EXHIBIT NUMBER                           DESCRIPTION
  --------------                           -----------
      (a)(7)        Text of press release issued by LSI Logic, dated April 24,
                    2001 (incorporated by reference to the filing pursuant to
                    Rule 425 under the Securities Act of 1933 by LSI Logic on
                    April 25, 2001).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 25, 2001

                           LSI LOGIC CORPORATION

                           By: /s/ David Pursel
                           ----------------------------------------------------
                           Name:  David Pursel
                           Title: Vice President, General Counsel and Secretary



                           CLOVER ACQUISITION CORP.

                           By: /s/ Bryon Look
                           ----------------------------------------------------
                           Name:  Bryon Look
                           Title: President and Chief Financial Officer

                                    EXHIBITS

  EXHIBIT NUMBER                           DESCRIPTION
  --------------                           -----------
      (a)(7)        Text of press release issued by LSI Logic, dated April 24,
                    2001 (incorporated by reference to the filing pursuant to
                    Rule 425 under the Securities Act of 1933 by LSI Logic on
                    April 25, 2001).